EPIQ SYSTEMS. INC.

501 Kansas Avenue

Kansas City, Kansas 66105

(913) 621-9500

Fax: (913) 621-7281

August 5, 2009

VIA EDGAR

Ryan Rohn, Staff Accountant

Division of Corporation Finance

Room 4561

Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:                             Epiq Systems, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2008

Filed March 4, 2009

Form 10-Q for the Quarterly Period Ended March 31, 2009

Filed April 29, 2009

File No. 000-22081

Dear Mr. Rohn:

This letter is submitted in response to the comment letter from Stephen Krikorian, Accounting Branch Chief, dated July 22, 2009, with respect to the above-referenced reports filed by Epiq Systems, Inc. under the Exchange Act.

Epiq Systems, Inc. acknowledges that:  (i) the company is responsible for the adequacy and accuracy of the disclosure in the above-referenced filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  The Company further acknowledges that the responses to the aforementioned comment letter that are submitted this day on behalf of the Company by Gilmore & Bell, P.C. with this letter have been reviewed and approved by the management of the Company.

If the Staff has any additional questions, comments or concerns, Richard M. Wright or I would be pleased to discuss these with you by telephone.  You can reach Mr. Wright at (816) 218-7548, and I am available at (913) 621-9500.

Very truly yours,

/s/	Elizabeth M. Braham
Executive Vice President and
Chief Financial Officer